First Goldwater Resources Inc.

June 7, 2004

Memo to:  Gaston Reymenants

From     :   W. Murray

Re Engagement as Vice President Marketing

The private interests of the Boleo copper/cobalt project were merged into First Goldwater Resources Inc. (FGW); a public company trading on the Vancouver Stock Exchange (TSX-V).  The deal was finally approved by the TSX-V on April 18, 2004.  FGW will shortly have a name change, to more accurately reflect its business, and will be called Baja Mining Corp.

FGW needs senior representation to obtain off-take agreements for its planned metal production which is currently estimated to be 50,000 tpy of copper cathode; ~3,000 tpy of contained cobalt and 18,000 tpy of contained zinc.  The Boleo pre-feasibility study completed in 1997 only considered the production of copper metal, cobalt metal and zinc metal on site.  After recent contacts with industry, it is indicated that there are large markets for cobalt sulphate (and cobalt carbonate) and zinc sulphate.  It is FGW’s objective to obtain off-take buyers for the value added cobalt and zinc products which will also allow significant capital cots reductions.

Since it is difficult to determine a definite program for your work, we would like to retain you in a senior capacity with FGW, pay a reasonable retainer, pay your expenses and have you participate in the reward scheme that we have planned for other core members of the FGW team.  I would like to confirm, in broad terms, your retainer:-

1.

Retainer.  US$2,000 per month.

2.

Expenses.  All out of pocket expenses to be paid by FGW on submission of, supported, expense reports.

3.

Options.  250,000 options at a price of C$0.75

4.

Finders Fee.  It is acknowledged that you have contacts in the industry who may wish to invest in the Boleo Project; either to secure long term metal supply or for project financing.  This is to confirm that you are able to receive a fee in respect of project monies raised as a result of your efforts and/or contacts.  FGW is required to follow TSX guidelines; e.g>$2 million allows a fee of 5% to be paid.

I trust this reflects our discussions.  If you are in agreement, I will have our lawyer complete a full agreement.

William Murray

VP Operations & Development

Suite 1880- 1066 West Hastings Street, Vancouver, B.C., V6E 3X1

Tel  604 685 2323   Fax  604 688 0426